Exhibit 12.1

CALCULATION OF RATIO OF COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS TO EARNINGS

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2011

Net income (loss)	$6,877	$48,620	$121,705	$(35,581)	$(322,046)	$(113,226)
Income taxes	16,794	(631)	49,973	(22,534)	(36,273)	9,142
Extraordinary items	—	—	—	—		—

Pre-tax income (loss) from continuing operations	23,671	47,989	171,678	(58,115)	(358,319)	(104,084)
Add:
Interest expense, net	58,018	121,302	100,729	40,884	222,104	75,485
Amortization of capitalized interest	—	—	—	—		—
Less:
Noncontrolling interest in pre-tax income of ATPIP	—	—	—	(13,380)	(23,851)	(5,482)

Earnings	$81,689	$169,291	$272,407	$(30,611)	$(160,066)	$(34,081)

Interest incurred (expensed and capitalized)	$58,018	$129,319	$145,300	$150,947	$275,358	$80,461
Estimated interest in rental expense	—	—	—	—		—
Preference security dividend requirements	71,115	—	—	4,394	17,305	4,243

Fixed charges	$129,133	$129,319	$145,300	$155,341	$292,662	$84,704

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	0.6x	1.3x	1.9x	-0.2x	-0.5x	-0.4x